SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: June 26, 2014

List of materials

Documents attached hereto:

i) Cover Letter & Press Release announcing SONY PICTURES TELEVISION TO ACQUIRE CSC MEDIA GROUP.

June 26, 2014
Sony Corporation

SONY PICTURES TELEVISION TO ACQUIRE CSC MEDIA GROUP

London, June 26, 2014 – Sony Pictures Television (SPT), a wholly-owned subsidiary of Sony Pictures Entertainment Inc. primarily engaged in the production and distribution of television programming and ownership and operation of television networks, announced today the acquisition of CSC Media Group (CSC), one of the UK’s largest independent cable/satellite TV channel groups.  For further details, please refer to the attached press release.

Upon consummation of this transaction, SPT will acquire 100 percent of CSC’s shares for consideration of approximately GBP 107 million (approximately 179 million U.S. dollars).  In addition to customary closing conditions, the acquisition is subject to the receipt of approval of the Irish Competition Authority.  No material impact from this acquisition is anticipated on Sony’s consolidated results forecast for the fiscal year ending March 31, 2015 that was announced on May 14, 2014.

SONY PICTURES TELEVISION TO ACQUIRE CSC MEDIA GROUP

 Adds 16 Channels to UK Portfolio

LONDON (June 26, 2014)—Sony Pictures Television (SPT) today announced that it has reached an agreement to acquire CSC Media Group (CSC) in the UK.   Under the agreement, SPT will own and operate the 16 ad-supported channels in the company’s portfolio, pending regulatory approval.  The deal has been struck between SPT Networks and private equity firm Veronis Suhler Stevenson, majority shareholders in the CSC Media Group, with SPT acquiring 100 percent of the company.

“The acquisition of CSC further demonstrates our commitment to the UK market and our intent to continue to grow our tremendously successful global portfolio of networks,” said Andy Kaplan, president of worldwide networks for Sony Pictures Television. “These new channels perfectly complement our current offerings, allowing us to provide viewers with a variety of entertainment choices and advertisers with greater reach and cross-channel opportunities.”

Remy Minute, CEO of CSC Media Group, said:  ”CSC has grown from a small bouquet channel operator to become one of the leading multi-channel ad-supported TV  networks in the UK. This combination with SPT allows us to accelerate our growth trajectory, both internationally and domestically.  I very much look forward to working with the team at SPT.”

Morgan Callagy, Partner at Veronis Suhler Stevenson, stated: “Over the past seven years, we have presided over meaningful growth in the CSC business during a time of significant changes in the UK television industry. We are pleased to see that this unique business will now be in an ideal home for the next phase of its growth.”

Following the acquisition, SPT Networks will be the No. 5 cable/satellite/multichannel player in the UK market in commercial ad views. Advertising on all of SPT’s channels is sold by Sky. Once the acquisition is concluded, the company will report to Kate Marsh, SPT’s senior vice president, Networks, Western Europe.

SPT entered the UK market in 2011 with one channel feed (Sony Entertainment Television) on Sky and had grown to 9 channel feeds across multiple platforms including 2 free-to-air national feeds on Freeview, reaching a combined total of more than 20 million viewers per month.  Channel brands include Sony Entertainment Television, Sony Movie Channel, Movies 4 Men, and Movie Mix.  This acquisition complements SPT’s current movie and entertainment channels and expands its offering into the music and children’s genres with the addition of brands including True Entertainment, Pop and Chart ShowTV. Additionally, the deal expands SPT’s reach on Freeview from two to four channels. The CSC channels are also distributed internationally in Ireland and Sub-Saharan Africa.

Berenson & Company acted as exclusive financial advisor to SPT on this transaction. Lepe Partners acted as financial advisor to CSC.

CSC is one of the UK’s largest independent cable/satellite TV channel groups with a portfolio of channels across kids, music, and movies and entertainment genres.   CSC was founded in 2007 via the acquisition of the Chart Show portfolio of channels by private equity group Veronis Suhler Stevenson and a new management team. Its channels are available on Sky Digital, Virgin Media, Freesat and on Freeview.  CSC also owns and operates a number of complementary websites, on-demand services and mobile apps.

 Sony Pictures Television (http://www.sonypicturestelevision.com), a Sony Pictures Entertainment company, is one of the television industry’s leading content providers. It produces and distributes programming in every genre, around the world and for a multitude of platforms.  In addition to one of the industry’s largest libraries of award-winning feature films, television shows and formats, Sony Pictures Television (SPT) boasts a current program slate that includes top-rated daytime dramas and game shows, landmark off-network series, original animated series and critically acclaimed primetime dramas, comedies and telefilms. In addition to its US production business, SPT has 18 wholly-owned or joint venture production companies in 13 countries and also maintains offices in 32 countries. SPT’s worldwide television networks portfolio includes 126 channel feeds available in 168 countries, reaching more than 980 million cumulative households worldwide.  SPT also creates original content for and manages SPE’s premium video website, Crackle. Additionally, SPT owns US production company Embassy Row and is a part owner of cable channel Game Show Network (GSN), 3D channel 3net and national U.S media sales company ITN Networks, Inc.  SPT advertiser sales is one of the premier national advertising sales companies and handles the commercial inventory in SPT’s syndicated series as well as for the Rural Media Group and DrOz.com.